UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD.
(Registrant)

By:	/s/ Moshe Eisenberg
Moshe Eisenberg,
Chief Financial Officer

Dated: February 7, 2018

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FOURTH QUARTER AND FULL YEAR 2017 RESULTS

Record semiconductor revenues of $25.8 million, 20% increase YoY;
Expects continued double-digit revenue growth in 2018

MIGDAL HAEMEK, Israel – February 7, 2018 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended December 31, 2017.

Highlights of the fourth quarter 2017

•	Semiconductor revenues were $25.8 million, up 20% year-over-year, ahead of the upper end of the previously issued guidance range and a record for the semiconductor segment;

•	GAAP operating income of $3.7 million, representing 14.3% operating margins; non-GAAP operating income of $3.8 million, representing 14.8% operating margins

•	GAAP net income from continued operations of $3.3 million; non-GAAP net income of $3.5 million; up 333% and 303% year-over-year, respectively;

•	First quarter revenue guidance of $26-27 million, represents approximately 25% year-over-year growth

Highlights of the full year 2017

•	Semiconductors revenues of $93.5 million; 18% year over year increase;

•	GAAP operating loss of $3 million; non-GAAP operating income of $10.4 million;

•	GAAP net income from continued operations of $1.7 million; non-GAAP net income of $9.6 million;

•	Year-end net cash balance of $43.7 million;

Forward Looking Guidance

First quarter 2018 revenues are expected to be between $26-27 million, representing a year-over-year increase of approximately 25%.  The Company expects continued double-digit growth in revenues in 2018, with overall improvement in non-GAAP operating margins.

Due to the completion of the sale of Camtek’s PCB business at the end of the third quarter of 2017, the results of this unit ceased to be consolidated into Camtek’s financial statements. However, they are accounted for as discontinued operations in the full year 2017 results, as well as in the comparative periods. Following the sale of the PCB business, the Company recorded a one-time income of $12.5 million to GAAP net income in 2017. In addition, Camtek paid a one-time legal settlement during 2017 amounting to $13 million. These amounts are excluded from the non-GAAP results. The reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The comparisons to 2016 results below include the results only of the continuing operations.

Management Comment

Rafi Amit Camtek’s CEO commented, “We are proud to present strong financial results for 2017. The highlight of the year was the strategic steps we took of evolving into a pure-play semiconductor capital equipment company.”

Continued Mr. Amit, “We are optimistic with regards to the year ahead. Our cash and strong balance sheet put us in a strong position, which enables us to capitalize on potential growth opportunities. Furthermore, we started the year with our highest ever backlog level, and we have already seen some strong and early order momentum. Accordingly, we expect double-digit revenue growth in 2018, and combined with our strong operating leverage, we expect to enjoy a strong year of profitability.”

The financial results and the comparison to 2016 below include only those of the continuing operations:

Fourth Quarter 2017 Financial Results

Revenues for the fourth quarter of 2017 were $25.8 million. This compares to fourth quarter 2016 revenues of $21.5 million, a growth of 20%.

Gross profit on a GAAP and non-GAAP basis in the quarter totaled $12.3 million (47.7% and 47.8% of revenues, respectively). This is compared to $10.1 million (46.9% of revenue) on a GAAP and non-GAAP basis in the fourth quarter 2016. The variance in the non-GAAP gross margin between quarters is a function of the product and sales mix delivered in the quarter.

Operating profit on a GAAP basis in the quarter totaled $3.7 million (14.3% of revenues), compared to an operating profit of $1.1 million (5.1% of revenues) in the fourth quarter 2016.

Operating profit on a non-GAAP basis in the quarter totaled $3.8 million (14.8% of revenues), compared to $1.2 million (5.6% of revenues), in the fourth quarter 2016.

Net income on a GAAP basis in the quarter totaled $3.3 million, or $0.09 per diluted share compared to net income of $0.8 million, or $0.02 per diluted share in the fourth quarter 2016.

Net income on a non-GAAP basis in the quarter totaled $3.5 million, or $0.10 per diluted share, compared to non-GAAP net income of $0.9 million, or $0.02 per diluted share, in the fourth quarter 2016.

Cash and cash equivalents, as of December 31, 2017 were $43.7 million compared to $19.7 million as of December 31, 2016. During the quarter, Camtek received $24 million in proceeds from the sale of its PCB business and paid out $5.0 million as a dividend payment to shareholders.

Full Year 2017 Results Summary

Revenues for 2017 were $93.5 million. This compares to revenues of $79.3 million in 2016, a growth of 18%.

Gross profit on a GAAP basis totaled $45.5 million (48.7% of revenues), compared to $32.5 million (41.0% of revenues) in 2016.  The gross profit on a GAAP basis in 2016 includes a $4.9 million effect of the FIT re-organization including the write-off of inventory and other one-time expenses.

Gross profit on a non-GAAP totaled $45.6 million (48.7% of revenues), compared to $37.5 million (47.3% of revenues) in 2016.

Operating loss on a GAAP basis totaled $3.0 million, compared to operating profit of $2.0 million (2.5% of revenues) in 2016.  The operating loss in 2017 included a one-time expense of $13 million due to a settlement payment. The operating profit in 2016 included a $4.1 million expense due to the reorganization of the Printar business unit.

Operating profit on a non-GAAP basis totaled $10.4 million (11.1% of revenues), compared to $3.3 million (4.1% of revenues) in 2016.

Net income on a GAAP basis totaled $1.7 million, or $0.05 per diluted share. This compares to net income of $0.9 million, or $0.02 per diluted share, in 2016.

Net income on a non-GAAP basis totaled $9.6 million, or $0.27 per diluted share. This compares to net income of $2.3 million, or $0.06 per diluted share, in 2016.

Conference Call

Camtek will host a conference call today, February 7, 2018, at 9:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 866 860 9642	at 9:00 am Eastern Time
Israel:	03 918 0685	at 4:00 pm Israel Time
International:	+972 3 918 0685

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the Mid End of the Semiconductors industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) settlement expenses; (ii) changes in valuation allowance on deferred tax assets; (iii) share based compensation expenses, (iv) discontinued operations, and (v) revaluation of liabilities with respect to the acquisition of Printar and reorganization costs with regard to the FIT activities, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.
Consolidated Balance Sheets

	December 31,
	2017	*2016
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	43,744	19,740
Accounts receivable, net	23,153	22,066
Inventories	21,336	16,647
Due from affiliated companies	681	-
Other current assets	2,534	2,039
Current assets held for sale	-	25,018
Total current assets	91,448	85,510

Fixed assets, net	15,503	13,725

Long term inventory	1,383	1,461
Deferred tax asset	4,067	**4,073
Other assets, net	153	270
Intangible assets, net	482	519
Total long-term assets	6,085	6,323

Total assets	113,036	105,558

Liabilities and shareholders’ equity

Current liabilities
Accounts payable – trade	10,502	10,304
Other current liabilities	17,395	14,722
Due to affiliated companies	-	18
Current liabilities held for sale	-	6,482
Total current liabilities	27,897	31,526

Long term liabilities
Liability for employee severance benefits	838	667
Total long-term liabilities	838	667

Total liabilities	28,735	32,193

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, 37,924,507 issued as of December 31, 2017, and 37,440,552 as of December 31, 2016, outstanding 35,832,131 as of December 31, 2017, and 35,348,176 as of December 31, 2016	149	148
Additional paid-in capital	78,437	76,463
Retained earnings (losses)	7,613	(1,348)
	86,199	75,263
Treasury stock, at cost (2,092,376 as of December 31, 2017 and December 31, 2016)	(1,898)	(1,898)

Total shareholders' equity	84,301	73,365

Total liabilities and shareholders' equity	113,036	105,558
* The financial position of the PCB business is presented as discontinued operations.
** Reclassified – Due to the retroactive implementation of ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes”
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Camtek Ltd.
Consolidated Statements of Operations

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2017	*2016	2017	*2016
	U.S. dollars		U.S. dollars
Revenues	93,485	79,228	25,844	21,525
Cost of revenues	47,966	41,807	13,519	11,436
Reorganization	-	4,931	-	-

Gross profit	45,519	32,490	12,325	10,089

Research and development costs	13,534	12,630	3,467	3,133
Selling, general and administrative expenses	22,022	21,900	5,175	5,852
Implication of re-organization	-	(4,059)	-	-
Expenses from settlement	13,000	-	-	-
	48,556	30,471	8,642	8,985

Operating income (loss)	(3,037)	2,019	3,683	1,104

Financial income (expenses), net	(150)	(847)	49	(304)

Income (loss) before income taxes	(3,187)	1,172	3,732	800

Income taxes (expense)	4,875	(303)	(406)	(32)

Net income from continuing operations	1,688	869	3,326	768

Discontinued operations *
Income from discontinued operations

Income before tax expense	18,302	4,450	-	1,643
Income taxes (expense)	(6,028)	(585)	(465)	(64)
Income (loss) from discontinued operations	12,274	3,865	(465)	1,579

Net income	13,962	4,734	2,861	2,347

Camtek Ltd.
Consolidated Statements of Operations (contd.)

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2017	2016	2017	2016
	U.S. dollars		U.S. dollars
Net income (loss) per ordinary share:

Basic earnings from continuing operation	0.05	0.02	0.09	0.02

Basic earnings (losses) from discontinued operation	0.35	0.11	(0.01)	0.05

Basic net earnings	0.4	0.13	0.08	0.07

Diluted earnings from continuing operation	0.05	0.02	0.09	0.02

Diluted earnings (losses) from discontinued operation	0.34	0.11	(0.01)	0.04

Diluted net earnings	0.39	0.13	0.08	0.07

Weighted average number of ordinary shares outstanding:

Basic	35,441	35,348	35,644	35,348

Diluted	35,964	35,376	36,094	35,396

(*)          The financial results of the PCB business are presented as discontinued operations.

Camtek Ltd
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2017	2016	2017	2016
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	13,962	4,734	2,861	2,347

Settlement expense, net of tax (1)	12,025	-	-	-
Realization of deferred tax assets (2)	(4,495)	-	-	-
Share-based compensation	426	363	150	94
Effect of FIT reorganization (3)	-	872	-	-
Acquisition of Sela and Printar related expenses (4)	-	183	-	-
Attributable to discontinued operations including income from sale of PCB business (5)	(12,274)	(3,865)	465	(1,579)
Non-GAAP net income	9,644	2,287	3,476	862

Non–GAAP net income per share, basic and diluted	0.27	0.06	0.10	0.02

Gross margin on GAAP basis	48.7%	41.0%	47.7%	46.9%
Reported gross profit on GAAP basis	45,519	32,490	12,325	10,089

Share-based compensation	44	31	16	5
Effect of FIT reorganization (3)	-	4,931	-	-
Non-GAAP gross margin	48.7%	47.3%	47.8%	46.9%
Non-GAAP gross profit	45,563	37,452	12,341	10,094

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	(3,037)	2,019	3,683	1,104

Settlement expense (1)	13,000	-	-	-
Share-based compensation	426	363	150	94
Effect of Fit reorganization (3)	-	872	-	-
Non-GAAP operating income	10,389	3,254	3,833	1,198

(1)	During the year ended December 31, 2017, the Company recorded a provision of $13 million ($12 million net of tax) in conjunction settlement with Rudolph Technologies Inc.

(2)
During the year ended December 31, 2017 the Company recorded net income of $4.5 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.

(3)
During year ended December 31, 2016, the Company recorded reorganization costs with regard to the FIT activities of $0.9 million, consisting of: (1) inventory and fixed asset write-offs of $4.9 million, recorded under cost of revenues line item; (2) other expenses of $0.1 million, recorded under cost of revenues line item; (3) fixed asset write-offs of $0.7 million, recorded under operating expenses; (4) other expenses of $0.2 million, recorded under operating expenses; and (5) income from write-off of liabilities to OCS of $5.0 million, recorded under operating expenses.

(4)
During the year ended December 31, 2016, the Company recorded acquisition expenses of $0.2 million, consisting of revaluation adjustments of $0.2 million of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item.

(5)
Due to the completion of the sale of Camtek’s PCB business at the end of the third quarter of 2017, the results of this unit ceased to be consolidated into Camtek’s financial statements and are accounted for as discontinued operations in both the current period ended December 31, 2017, as well as the comparative periods. Following the sale of the PCB business, the Company recorded one-time income of $12.5 million to GAAP net income in the 2017 full year results. This amount is excluded from the non-GAAP results.